January 28, 2009

Sharon M. Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Bancorp, Inc.

Form 10-K for the period ended December 31, 2007

Form 10-Q for the quarter ended September 30, 2008

File No. 0-51018

Dear Ms. Blume:

On behalf of The Bancorp, Inc. (the “Company”), we wish to respond to your comment letter dated December 31, 2008 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide the Company’s response.

Form 10-K for the period ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 1 – Significant Accounting Policies, page 7

1.	Please tell us, and disclose in future filings, the amount of interest income recognized on loan balances past 90 days or more and still accruing interest in the periods presented, as required by Instruction 2 to Guide 3.T.Bank.III.C.1.

The interest accrued on loans past due 90 days or more and still accruing interest was $165,000 and $22,000 as of December 31, 2007 and 2006, respectively. Instruction 2 to Guide 3.T.Bank.III.C.1 provides that the Company must disclose the gross interest income that would have been recorded on the loans included in items (a) nonaccrual loans and (c) troubled debt restructurings of Guide 3.T.Bank.III.C.1.

Sharon M. Blume

United States Securities and Exchange Commission

January 28, 2009

Since loans past 90 days or more and still accruing interest fall within neither category, the Company believes that Guide 3 does not require the requested disclosure.

2.	We note your disclosure on page 40 that the increase in loans past due 90 days or more still accruing resulted from loans in your residential and home equity portfolio. Further, we note you reclassified these loans to non-accrual during the quarter ended March 30, 2008. Please tell us why you believed you should continue to accrue interest on these loans at December 31, 2007.

At December 31, 2007 and based upon its analysis as of such date, the Company determined that the loans were in the process of collection and were adequately secured. As a result of this analysis, the Company continued to accrue interest through December 31, 2007.

Two of the loans included in the past due 90 days or more still accruing category as of December 31, 2007, with an aggregate principal amount of $6.5 million, were reclassified to non-accrual status at March 31, 2008. The loans were reclassified because the scheduled sale of the property securing the first loan did not occur when scheduled in the first quarter of 2008, and, with respect to the second loan, the Company discovered, during the first quarter of 2008, that the owner had abandoned the property securing it. Additionally, $817,000 of the loans added to non-accrual status at March 30, 2008 were loans that had not been included in the past due 90 days or more still accruing category at December 31, 2007. Also, $1.6 million of the loans that were past due 90 days or more still accruing interest were no longer delinquent at March 31, 2008.

Form 10Q for the quarter ended September 30, 2008

Notes to the Consolidated Financial Statements

Note 1 – Significant Accounting Policies, page 7

3.	We note you recorded $6.5 million of stored value processing fees for the prepaid card fees. Please tell us, and disclose in future filings, your accounting policy for revenue recognition for these prepaid card fees.

The Company recognizes stored value processing fees in the periods in which they are earned by performance of the related services. These fees are transactional-based and include interchange fees and usage fees on the cards. The Company records this revenue net of costs such as association fees and interchange costs.

Sharon M. Blume

United States Securities and Exchange Commission

January 28, 2009

The Company intends to add disclosure to reflect that policy in the note on significant accounting policies to the financial statements to be included in its 2008 Form 10-K.

4.	We note you sold investment securities in the amount of $6.6m for the nine months ended September 30, 2008 and $12.2m for the year ended December 31, 2007. Please tell us the following concerning these sales:

•	the class of investment securities the sales related to (U.S. Government agency securities, Mortgage-backed securities, Other securities); and

•	gross gains and losses on sales.

The cash flow statement listing of investment sales of $6.6 million for the nine months ended September 30, 2008 and $12.2 million for the year ended December 31, 2007 should have also included a line item for “redemptions and repayments”. The following table shows the supplemental breakout of the $6.6 million and $12.2 million:

	Redemption of FHLB stock	Repayments of Mortgage Backed Sec.
September 30, 2008	$5.2 million	$1.4 million
December 31, 2007	$11.1 million	$1.1 million

The Company did not have any gains or losses on sales of investment securities in either the nine months ended September 30, 2008 or the year ended December 31, 2007.

The Company will clarify these items in the cash flow statement in future filings beginning in its 2008 Form 10-K.

Note 9 – Goodwill and Other Identifiable Intangible Assets, page 13

5.

It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Based on your disclosure on page 13 of the Form 10-Q that, “no events have occurred subsequent to this

Sharon M. Blume

United States Securities and Exchange Commission

January 28, 2009

[December 31, 2007] evaluation to require additional testing,” it appears that you have not tested for goodwill impairment in the nine months ended September 30, 2008. Please explain how you analyzed the difference in market capitalization and book value of your equity to conclude that an impairment test was not necessary. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

The Company acknowledges that its market capitalization is below the book value of its equity; however, it has determined that an interim impairment test was not necessary in accordance with paragraph 28 of SFAS No. 142. The Company evaluated its decline in market value in conjunction with other factors that would influence the fair value of the reporting units that carry the goodwill. The following factors were considered in its conclusion.

•

Two reporting units have goodwill associated with them, the leasing division and stored value processing division. Approximately 92% of the aggregate goodwill was a result of the stored value processing acquisition that occurred on November 30, 2007.

•	Forecasted revenues associated with the reporting units for the fourth quarter of 2008 and for the fiscal year of 2009 were evaluated. It has been estimated to be 10% for fiscal year 2009.

•

The stored value division generated $6.5 million in non-interest income for the first none months of 2008, which was in line with projections. The yield on the leasing portfolio was 10.17% for the first nine months of 2008.

•

The average projected deposit growth rate is anticipated to be 35% for fiscal year 2009. The deposit growth since the acquisition of the stored value processing division on November 30, 2007 was 309.4% or $359 million of deposits as of September 30, 2008. Deposits are an important low-cost funding source for the Company. Deposits costs represent a 1.02% cost of funds for the third quarter of 2008 compared to 3.20% from other funding sources. At September 30, 2008, the deposits from the stored value processing unit represented 44% of the Company’s core deposits

•	The Company has not restructured its current staffing levels or made changes to its reporting units and does not anticipate that it will make any such changes in fiscal year 2009.

Sharon M. Blume

United States Securities and Exchange Commission

January 28, 2009

•

The Company’s market value has been depressed by current macroeconomic conditions as well as industry specific conditions. The Company’s common stock does not have a high trading volume. Approximately five investors own 33% of the common stock and insiders own approximately 9% of the common stock.

The Company believed as of September 30, 2008 and through the filing of the Form 10-Q that its market value did not trigger an interim impairment evaluation event when considered with the factors identified above. The language within the disclosure of the Form 10-Q will be enhanced in future filings to clarify the Company’s analysis. The Company continued to monitor these fair value considerations through the fourth quarter and is in the process of completing its annual impairment test. The Company has not completed its testing; however, based upon its preliminary evaluation, the Company currently does not believe that there is an indication of impairment.

6.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in future filings:

•	the reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	how you weigh each of the methods used including the basis for that weighing (if multiple approaches are used);

•	a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

Sharon M. Blume

United States Securities and Exchange Commission

January 28, 2009

•	how the assumptions and methodologies used for valuing goodwill in the current year have changes since the prior year highlighting the impact of any changes.

The Company will enhance its disclosures in the Management’s Discussion and Analysis section of its 2008 Form 10-K to discuss the matters referred to in the above five bullets.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Martin F. Egan
Martin F. Egan
Chief Financial Officer and Secretary